FORM 6-K
SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of March 2007

PACIFIC HARBOUR CAPITAL LTD.
(formerly Venture Pacific Development Corp.)
(Translation of registrant's name into English)

Suite 1502, 543 Granville Street
Vancouver, B.C. V6C 1X8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___X___ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "*Thomas Pressello*"
    Thomas Pressello,
    President and CEO

Dated: March 15, 2007

Attachment: Press Release

PACIFIC HARBOUR CAPITAL LTD.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-697-0687
Fax: 604-697-0686

March 9, 2007   **TSX Venture Exchange: PCF**

PRESS RELEASE

COMPLETION OF SALE OF PROPERTY

PACIFIC HARBOUR CAPITAL LTD., (the "Company") is pleased to announce that their wholly owned subsidiary, 345384 B.C. Ltd., has closed on the sale of their 133 acre parcel of land in the Pemberton, B.C. area. The Company, as beneficiary, has received gross proceeds of $742,000 Cdn less real estate commissions of 3%.

The proposed transaction had received prior TSX Venture Exchange approval on January 29, 2007.

On behalf of the Board of Directors,

"Thomas Pressello"

Thomas Pressello
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility
 for the adequacy or accuracy of this release.